Tidal ETF Trust

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

July 14, 2023

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 179 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-227298, 811-23377

Dear Ms. Rossotto:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on July 13, 2023, with respect to the Amendment, which was filed to reflect a material change of the name of the Sound Equity Income ETF, a series of the Trust, to the Sound Equity Dividend Income ETF, and to reflect a corresponding revision to the Fund’s 80% investment policy. The Amendment also includes the following series of the Trust: Sound Enhanced Fixed Income ETF, Sound Enhanced Equity Income ETF, Sound Fixed Income ETF, and Sound Total Return ETF (together, with the Sound Equity Dividend Income ETF, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Prospectus

1.	Please order the risks to prioritize the risks that are most likely to adversely affect each Fund’s net assets, yield, and total return. Please note that after listing the most significant risks to each Fund, other principal risks may be alphabetized. See ADI 2019-08 Improving Principal Risk Disclosure. Accordingly, delete references stating that the principal risks are stated in alphabetical order.

Response: The Trust confirms that the Principal Investment Risk sections for the Funds have been reordered accordingly.

2.	Update Recent Market Event Risks as may be needed.

Response: The Trust confirms that the Recent Market Event Risks for the Funds have been updated.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino
Michael T. Pellegrino, General Counsel
Toroso Investments, LLC